Exhibit 4.3

AMENDING AGREEMENT

THIS AMENDING AGREEMENT made as of September 5, 2006.

B E T W E E N:

Tm Bioscience Corporation, a corporation incorporated under the laws of the Province of Ontario

(hereinafter referred to as the “Corporation”)

-and-

Gregory C. Hines

an individual residing in the Province of Ontario

(hereinafter referred to as the “Executive”)

WHEREAS the Corporation and the Executive are parties to an employment agreement dated January 1, 2005 (the “Employment Agreement”);

AND WHEREAS the Corporation is concurrently with the execution of this Agreement granting to the Executive 293,192 options to purchase common shares in the capital of the Corporation pursuant to the terms and conditions of the Corporation’s Stock Option Plan (“ESOP”);

AND WHEREAS the Executive understands and agrees that his receipt of such stock options granted pursuant to the ESOP is conditional upon his agreement to observe the restrictive covenants contained in this Agreement;

NOW, THEREFORE, in consideration of the promises and mutual covenants herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

       ARTICLE 1
INTERPRETATION

Section 1.1  Incorporation of Employment Agreement.

This Amending Agreement is supplemental to and shall be read in conjunction with the Employment Agreement, and the Employment Agreement and this Amending Agreement shall have effect so far as practicable as if all the provisions thereof and hereof were contained in one document.

Section 1.2  Effect on the Employment Agreement.

Except as specifically amended in the Amending Agreement, the Employment Agreement and its terms and conditions shall remain in full force and effect and are hereby ratified and confirmed.

ARTICLE 2
EFFECTIVE DATE OF AMENDMENTS

Section 2.1  Effective Date of the Amendments.

The amendments contained in this Amending Agreement shall become effective on September 5, 2006 and shall remain in effect until otherwise agreed to in writing by the parties or upon the termination of the Executive’s employment for any reason, whichever occurs first.

      ARTICLE 3
AMENDMENTS TO THE EMPLOYMENT AGREEMENT

Section 3.1  Amendment to Section 1.1 - Definitions

(1)	The definitions of “Change of Control” and “Change of Control Notice Period” contained in the Employment Agreement are hereby deleted.

(2)	The definition of “Notice Period” contained in the Employment Agreement is hereby deleted and substituted with the following:

“Notice Period” shall mean the period from the date on which the Executive was advised of the termination of his employment without Cause until twenty-four (24) months following the date of termination.

(3)	The definition of “Period” contained in the Employment Agreement is hereby deleted and substituted with the following:

“Period” means the period commencing on the Effective Date and ending (i) one (1) year following the date of termination of the Executive’s employment with the Corporation for any reason.

Section 3.2  Amendments to Article 4

(1)	Sections 4.3, 4.4., 4.5 and 4.6 are hereby deleted and substituted with the following:

Section 4.3

Following the termination of the Executive’s employment for any reason whatsoever, the Executive hereby agrees to resign from any offices, positions and directorships which he may have or may have held in the Corporation or in any of its affiliates or associates.

Section 4.4

Each of the Corporation and the Executive confirms that the provisions of Section 4.2(c) are reasonable and that the length of the notice of termination or the total amount payable, if any, as outlined therein has been agreed between them, or in the alternative is a reasonable pre-estimate of the damages which will be suffered by the Executive in the event of a termination without Cause, or a resignation for Good Reason and shall not be construed as a penalty.

Section 4.5

In the event that the Corporation, in its sole discretion, determines that, without the express written consent of the Corporation, the Executive has breached any provisions of Sections 5, 6, 7, 8, 10 and 11, the Corporation shall have the right to suspend or terminate any or all remaining payments and/or benefits, if any, referenced in Section 4.2(c) of this Agreement. Such suspension or termination of payments and /or benefits shall be in addition to and shall not limit any and all other rights and remedies as set out in Section 9.1 of this Agreement that the Corporation may have against the Executive.

       ARTICLE 4
MISCELLANEOUS

Section 4.1  Independent Legal Advice.

The Employee acknowledges, having been given sufficient opportunity to seek independent legal advice concerning the meaning and legal effect of this Amending Agreement. The Employee acknowledges that he understands the nature and consequences of this Amending Agreement.

Section 4.2  Impact on Articles 6 and 7 of the Employment Agreement.

(1)
The Executive acknowledges and agrees that the above noted amendment to the definition of Notice Period in Article 1.1 impacts the length of the period during which the Executive is restricted from competing and/or soliciting pursuant to the restrictive covenants contained in Articles 6 and 7 of the Employment Agreement.

Section 4.3  Counterparts.

This Amending Agreement may be executed in any number of counterparts and all such counterparts taken together shall be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Amending Agreement as of the date first specified above.

/s/ Bo Yoon	/s/ Gregory Hines
Witness	Gregory Hines

Tm BIOSCIENCE CORPORATION

By:	/s/ James Pelot
James Pelot
Chief Financial Officer and Chief Operating Officer